**Exhibit 10.7**

## Summary of Loan Agreement

### . [unofficial translation]

**Parties:**

Shangdong Fengtai Fertilizer Co., Ltd.

Agricultural Bank of China, Shouguang Branch

**Date:** September 18, 2009

**Material Terms:**

Agricultural Bank of China, Shouguang Branch, hereby grants a loan in the amount of RMB 4,500,000 to Shangdong Fengtai Fertilizer Co., Ltd. The loan is due and payable on September 17, 2010. The interest rate should be 30% more than the Benchmark Lending Rate issued by the China Central Bank and should be adjusted every month, with the executed interest rate as 6.903%. Interests should be paid monthly. The loan is secured by the real property of Weifang Changda Chemicals Co., Ltd.

# 借 款 合 同

 中国农业银行

AGRICULTURAL BANK OF CHINA

# 借款合同

合同编号：NO.37101200900201028777

借款人（全称）：山东丰泰肥料有限公司

贷款人（全称）：中国农业银行寿光市支行

根据国家有关法律法规，双方当事人经协商一致，订立本合同。

第一条 借款

1．借款种类：一般流动资金贷款

2．借款用途：购尿素

3．借款币种及金额（大写）：人民币肆佰伍拾万元正

4．借款期限

（1）借款期限见下表。

| 发放 | | | | 到期 | | | |
|---|---|---|---|---|---|---|---|
| 年 | 月 | 日 | 金额 | 年 | 月 | 日 | 金额 |
| 2009 | 9 | 18 | 4500000 | 2010 | 09 | 17 | 4500000 |
| | | | | | | | |
| | | | | | | | |
| | | | | | | | |

（表中栏目不够填写而增加的附表，为本合同组成部分。）

（2）本合同记载的借款金额、发放日期、到期日期与借款凭证记载不相一致时，以借款凭证记载为准。借款凭证为本合同组成部分，与本合同具有同等法律效力。

（3）本合同项下借款为外汇借款的，借款人应当按时以原币种归还借款本息。

5．借款利率

人民币借款利率按以下第 1 种方式确定：

（1）浮动利率

借款利率在利率基准利率 ~~5.31~~（上/下）浮 30 %，执行年利率 6.903%，在借期

批准、登记及其他法定手续。

4、本合同项下借款有抵押、质押担保的，有关登记及或保险等法律手续已按贷款人要求办妥，且该担保、保险持续有效。本合同项下借款有保证担保的，保证合同已签订并生效。

第三条 贷款人权利和义务

1、贷款人有权了解借款人的生产经营、财务活动、物资库存和借款使用等情况，要求借款人按期提供财务报表等文件、资料和信息。

2、借款人出现包括但不限于本合同第四条第7、8、10项列示的足以影响借款安全的不利行为或情形，贷款人可以停止发放借款或提前收回借款。

3、依据本合同约定收回或提前收回借款本金、利息、罚息、复利和借款人其他应付费用时，贷款人均可直接从借款人任何账户中划收。

4、借款人归还的款项不足以清偿本合同项下应付数额的，贷款人可以选择将该款项用于归还本金、利息、罚息、复利或费用。

5、借款人未履行还款义务，贷款人可以就借款人的违约行为对外进行公开披露。

6、依据本合同约定按期足额向借款人发放借款。

第四条 借款人权利和义务

1、有权按照本合同约定取得和使用借款。

2、通过本合同第二条约定的账户办理与本合同项下借款有关的往来结算和存款。

3、本合同项下借款为外汇借款的，应按照有关规定办妥与本借款有关的批准、登记及其他法定手续。

4、按时归还借款本息。借款人需展期的，应在借款到期前15日向贷款人提出书面申请，经贷款人同意后，签订借款展期协议。

5、按本合同约定用途使用借款，不挤占、挪用借款。

6、按月向贷款人提供真实、完整、有效的财务报表或其他相关资料、信息，并积极配合贷款人对其生产经营、财务活动及本合同项下借款使用情况的检查。

7、借款人实施承包、租赁、股份制改造、联营、合并、兼并、分立、合资、资产转让、申请停业整顿、申请解散、申请破产以及其他足以引起本合同之债权债务



关系变化或影响贷款人债权实现的行为，应当提前书面通知贷款人，并经贷款人同意，同时落实债务清偿责任或提前清偿债务，否则不得实施上述行为。

8、借款人发生除前项所述行为之外对其履行本合同项下还款义务产生重大不利影响的任何其他情形，如停产、歇业、注销登记、被吊销营业执照、法定代表人或主要负责人从事违法活动，涉及重大诉讼或仲裁，生产经营出现严重困难、财务状况恶化等，均应立即书面通知贷款人，并落实贷款人认可的债权保全措施。

9、借款人为他人债务提供保证或以其主要财产向第三人抵押、质押，可能影响其偿还本合同项下借款能力的，应当提前书面通知贷款人并征得贷款人同意。

10、借款人及其投资者不得抽逃资金、转移资产或擅自转让股份，以逃避对贷款人的债务。

11、借款人发生名称、法定代表人、住所地、经营范围变更等事项，应当及时书面通知贷款人。

12、借款人应将超过其净资产10%以上的关联交易情况及时报告贷款人，报告内容包括：

（1）交易各方的关联关系；

（2）交易项目和交易性质；

（3）交易的金额或相应的比例；

（4）定价政策（包括没有金额或只有象征性金额的交易）。

13、本合同项下借款的保证人出现停产、歇业、注销登记、被吊销营业执照、破产以及经营亏损等情形，部分或全部丧失与本借款相应的担保能力，或者作为本合同项下借款担保的抵押物、质物、质押权利价值减损，借款人应当及时提供贷款人认可的其他担保措施。

14、借款人应当承担与本合同及本合同项下担保有关的律师服务、保险、运输、评估、登记、保管、鉴定、公证等费用。

**第五条 提前还款**

借款人提前还款，应征得贷款人同意；贷款人同意借款人提前还款的，还款时对提前还款部分按以下第 2 种方式计收利息：

1、按本合同约定借款期限和约定执行利率计收利息。

2、按实际借款期限在本合同约定执行利率基础上上浮百分之 叉 （大写）计收利息。

以下（含五年）借款的利率基准为中国人民银行公布的同期人民币贷款基准利率；五年期以上借款的利率基准为中国人民银行公布的人民币贷款基准利率加 ＿＿＿（大写）个百分点。

利率调整以 ＿壹＿（大写）个月为一个周期。如遇中国人民银行人民币贷款基准利率调整，自基准利率调整的下一个周期首月的借款对应日起，贷款人按调整后相应期限档次的基准利率和上述计算方式确定新的借款执行利率，不另行通知借款人。基准利率调整日与借款发放日或该周期首月的借款对应日为同一日的，自基准利率调整日起确定新的借款执行利率。无借款对应日的，该月最后一日视为借款对应日。

（2）固定利率




借款利率在利率基准上 ＿／＿（上/下）浮 ＿／＿%，执行年利率 ＿／＿%直至借款到期日。五年期以下（含五年）借款的利率基准为中国人民银行公布的同期人民币贷款基准利率；五年期以上借款的利率基准为中国人民银行公布的人民币贷款基准利率加 ＿／＿（大写）个百分点。

外汇借款利率按以下第 ＿／＿ 种方式确定：

（1）＿／＿（大写）个月 ＿／＿（LIBOR/HIBOR）+ ＿／＿%的利差组成的按 ＿／＿（大写）个月浮动的借款利率。LIBOR/HIBOR 为路透社公布的计息日前两个工作日对应期限的伦敦/香港同业市场拆借利率。

（2）执行年利率 ＿／＿%，直至借款到期日。

（3）其他方式 ＿／＿

6、结息

本合同项下借款按 ＿月＿（月/季）结息，结息日为每 ＿每月＿（月/季末月）的20日。借款人须于每一结息日当日付息。如借款本金的最后一次偿还日不在结息日，则末付利息应利随本清（日利率＝月利率/30）。

第二条 下列条件未满足的，贷款人有权不提供本合同项下借款：

1、借款人在贷款人处开立 ＿壹个＿ 账户。

2、借款人按照贷款人要求提供有关文件、资料并办妥相关手续。

3、本合同项下借款为外汇借款的，借款人已按照有关规定办妥与本借款有关的

第六条 违约责任

1、贷款人未按本合同约定按期足额向借款人发放借款，造成借款人损失的，应按违约数额和延期天数付给借款人违约金。违约金数额的计算与同期逾期借款的利息计算方式相同。

2、借款人未按本合同约定期限归还借款本金的，贷款人对逾期借款从逾期之日起在本合同约定的借款执行利率基础上上浮百分之伍拾（大写）计收罚息，直至本息清偿为止。逾期期间，人民币借款的，如遇中国人民银行同期人民币贷款基准利率上调，罚息利率自基准利率调整之日起相应上调。

3、借款人未按本合同约定用途使用借款的，贷款人对违约使用部分从违约使用之日起在本合同约定的借款执行利率基础上上浮百分之壹佰（大写）计收罚息，直至本息清偿为止。在此期间，人民币借款的，如遇中国人民银行同期人民币贷款基准利率上调，罚息利率自基准利率调整之日起相应上调。

4、对应付未付利息，贷款人依据中国人民银行规定计收复利。应付未付利息包括借款期内产生的应付未付利息（含违约使用罚息）和借款逾期后产生的应付未付利息（含逾期罚息和违约使用罚息）。借款期内产生的应付未付利息，在借款期内按合同约定借款执行利率计算复利，自借款到期之日起，按逾期借款利率计算复利；逾期借款的应付未付利息，按逾期借款利率计算复利。

5、借款人违反本合同项下义务，贷款人有权要求借款人限期纠正违约行为，有权停止发放借款，提前收回已发放借款，有权宣布借款人与贷款人签订的其他借款合同项下借款立即到期或采取其他资产保全措施。

6、本合同项下借款的任一担保人违反担保合同约定义务，贷款人有权对借款人采取停止发放借款、提前收回已发放借款或其他资产保全措施。

7、因借款人违约致使贷款人采取诉讼或仲裁方式实现债权的，借款人应当承担贷款人为此支付的律师费、差旅费及其他实现债权的费用。

第七条 借款担保

本合同项下借款的担保方式为 抵押 ，担保合同另行签订。若采取最高额担保方式的，担保合同编号为 37906200800002654 。

第八条 争议解决

本合同履行中发生争议，可由双方协商解决，也可按以下第 1 种方式解决：

1、诉讼。由贷款人住所地人民法院管辖。

2、仲裁。提交 / （仲裁机构全称）按其仲裁规则进行仲裁。









在诉讼或仲裁期间，本合同不涉及争议的条款仍须履行。

**第九条 其他事项**

**第十条 合同的生效**

本合同自借贷双方签字或盖章之日起生效。

**第十一条 合同份数**

本合同一式 贰 份，双方当事人各一份，担保人各 份，

份，效力相同。

**第十二条 提示**

贷款人已提请借款人注意对本合同各印就条款作全面、准确的理解，并应借款人的要求做了相应的条款说明。签约双方对本合同的含义认识一致。

借款人（签章）　　山东丰泰肥料有限公司 SHANDONG FENGTAI FERTILIZER CO., LTD.

贷款人（签章）

法定代表人

或授权代理人　　朱庆然印

负责人

或授权代理人

签约日期：2009 年 9 月 18 日

签约地点：寿光市支行